Changes in Affiliates (New Affiliate)

POMIC Co., Ltd. (“POMIC”) is a new affiliate company of the POSCO Group. POSCO owns 100 percent of the total issued and outstanding shares of POMIC.

Company to be affiliated:

• Company Name: POMIC Co., Ltd.

• Total Assets (KRW): 2,348,641,342

• Total Shareholders’ Equity (KRW): 1,043,951,827

• Total Liabilities (KRW): 1,304,689,515

• Total Capital (KRW): 300,000,000

• Current total number of affiliated companies: 117